# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Future Money Acquisition Corp, CIK 0002099232
CUSIP: G3700S108
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 475 Brannan St, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 03/30/2026
Filed by CIK 0002118231
Persons authorized to receive notices and communications: Siyu Li, 475 Brannan St, San Francisco, California (CA), 94107, 1 6479860980

## Reporting persons
- Future Wealth Capital Corp. (CIK 0002118231): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 4,666,069; shared voting power 0; sole dispositive power 4,666,069; shared dispositive power 0; aggregate amount beneficially owned 4,666,069 (29.36% of the class)
  Comment: (1) 4,666,069 ordinary shares, $0.0001 par value ("Ordinary Shares"), consisting of (i) an aggregate of 4,362,069 Ordinary Shares held by Future Wealth Capital Corp. (the "Sponsor") (following the partial exercise of the underwriters' over-allotment option, 455,173 founder shares are no longer subject to forfeiture, and up to 113,793 founder shares remain subject to forfeiture to the extent that the underwriter's over-allotment option is not exercised in full), acquired by the Sponsor on November 24, 2025 and March 13, 2026, and (ii) 304,000 Ordinary Shares acquired by the Sponsor in a private placement simultaneously with the consummation of the initial public offering on March 30, 2026.
- Architexon Limited. (CIK 0002116481): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 4,666,069; sole dispositive power 0; shared dispositive power 4,666,069; aggregate amount beneficially owned 4,666,069 (29.36% of the class)
  Comment: (1) 4,666,069 Ordinary Shares, consisting of (i) an aggregate of 4,362,069 Ordinary Shares held by the Sponsor (following the partial exercise of the underwriters' over-allotment option, 455,173 founder shares are no longer subject to forfeiture, and up to 113,793 founder shares remain subject to forfeiture to the extent that the underwriter's over-allotment option is not exercised in full), acquired by the Sponsor on November 24, 2025 and March 13, 2026, and (ii) 304,000 Ordinary Shares acquired by the Sponsor in a private placement simultaneously with the consummation of the initial public offering on March 30, 2026.
- Future Wealth SG Limited (CIK 0002116474): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 4,666,069; sole dispositive power 0; shared dispositive power 4,666,069; aggregate amount beneficially owned 4,666,069 (29.36% of the class)
  Comment: (1) 4,666,069 Ordinary Shares, consisting of (i) an aggregate of 4,362,069 Ordinary Shares held by the Sponsor (following the partial exercise of the underwriters' over-allotment option, 455,173 founder shares are no longer subject to forfeiture, and up to 113,793 founder shares remain subject to forfeiture to the extent that the underwriter's over-allotment option is not exercised in full), acquired by the Sponsor on November 24, 2025 and March 13, 2026, and (ii) 304,000 Ordinary Shares acquired by the Sponsor in a private placement simultaneously with the consummation of the initial public offering on March 30, 2026.
- Siyu Li: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); source of funds: other (OO); sole voting power 0; shared voting power 4,666,069; sole dispositive power 0; shared dispositive power 4,666,069; aggregate amount beneficially owned 4,666,069 (29.36% of the class)
  Comment: (1) 4,666,069 Ordinary Shares, consisting of (i) an aggregate of 4,362,069 Ordinary Shares held by the Sponsor (following the partial exercise of the underwriters' over-allotment option, 455,173 founder shares are no longer subject to forfeiture, and up to 113,793 founder shares remain subject to forfeiture to the extent that the underwriter's over-allotment option is not exercised in full), acquired by the Sponsor on November 24, 2025 and March 13, 2026, and (ii) 304,000 Ordinary Shares acquired by the Sponsor in a private placement simultaneously with the consummation of the initial public offering on March 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0001 par value
Name of issuer: Future Money Acquisition Corp
Address of issuer's principal executive offices: 475 Brannan St, San Francisco, California (CA), 94107

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 29.36% of the issued and outstanding Ordinary Shares (15,894,069) based on the number of Ordinary Shares outstanding as of March 30, 2026.

(ii) Mr. Siyu Li is the beneficial owner of the sponsor and has voting and dispositive power over the shares owned by the sponsor. Mr. Siyu Li beneficially owns all of the sponsor's shares through Architexon Limited ("Architexon"), a British Virgin Islands company that holds 70% of the shares, and Future Wealth SG Limited ("Future Wealth SG"), a British Virgin Islands company that holds 30% of the shares.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The address of the principal business and principal office of each of the Sponsor, Architexon, and Future Wealth SG, is 475 Brannan St, San Francisco, CA 94107.
Present principal occupation or employment: The Sponsor's principal business is to act as the Issuer's sponsor. Siyu Li is the Sponsor's, Architexon's and Future Wealth SG's sole Director of each entity.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor, Architexon and Future Wealth SG, each is a British Virgin Islands company. Mr. Li is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Pursuant to the Securities Subscription Agreement dated as of November 24, 2025, as amended, between the Sponsor and the Issuer as more fully described in Item 6 of this Section 13D, which information is incorporated by reference, the Sponsor paid $25,000, to cover certain of the Issuer's offering costs in exchange for 4,362,069 Ordinary Shares (including an aggregate of up to 568,966 shares subject to forfeiture to the extent that the underwriters' over-allotment is not exercised in full)(the "Founder Shares"),

On March 30, 2026, simultaneously with the consummation of the Issuer's Initial Public Offering (the "IPO"), the Sponsor purchased 304,000 units ("Placement Units") of the Issuer at $10.00 per Placement Unit, pursuant to a Private Placement Units Purchase Agreement, dated as of March 26, 2026, by and between the Issuer and the Sponsor (the "Placement Units Purchase Agreement"), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

Each Placement Unit consists of one Ordinary Share and one right to receive one-fifth (1/5) of an ordinary share upon the consummation of an initial business combination (as described more fully in the Issuer's Final Prospectus dated March 26, 2026).

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below. Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D. With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have agreed (A) to vote their shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons on the basis of a total of 4,666,069 Ordinary Shares, including 4,362,069 Ordinary Shares and the private sale of an aggregate of 304,000 units as of March 30, 2026. The Reporting Persons beneficially own 4,666,069 Ordinary Shares, representing approximately 29.36% issued and outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons on the basis of a total of 4,666,069 Ordinary Shares, including 4,362,069 Ordinary Shares and the private sale of an aggregate of 304,000 units as of March 30, 2026 as follows:

Sponsor

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 4,666,069,

ii. Shared power to vote or to direct the vote: 0,

iii. Sole power to dispose or to direct the disposition of: 4,666,069, and

iv. Shared power to dispose or to direct the disposition of: 0;

Architexon

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0,

ii. Shared power to vote or to direct the vote: 4,666,069,

iii. Sole power to dispose or to direct the disposition of: 0,

iv. Shared power to dispose or to direct the disposition of: 4,666,069.

Future Wealth SG

Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 0,

ii. Shared power to vote or to direct the vote: 4,666,069,

iii. Sole power to dispose or to direct the disposition of: 0,

iv. Shared power to dispose or to direct the disposition of: 4,666,069.

Siyu Li

Number of shares to which the Reporting Person has:

v. Sole power to vote or to direct the vote: 0,

vi. Shared power to vote or to direct the vote: 4,666,069,

vii. Sole power to dispose or to direct the disposition of: 0,

viii. Shared power to dispose or to direct the disposition of: 4,666,069.

Mr. Siyu Li is the Chief Executive Officer and a director of the Issuer, is the sole director of Architexon and Future Wealth SG. Mr. Li, in his capacity as the sole director of Architexon and Future Wealth SG, has voting and dispositive control over the ordinary shares held by the Sponsor and reported hereunder.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions of Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 of this Schedule 13D, which information is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Securities Subscription Agreement between the Issuer and Sponsor

On November 24, 2025 and March 13, 2026, our Sponsor purchased, and the Issuer issued to the Sponsor, 4,362,069 Founder Shares for an aggregate purchase price of $25,000 (including an aggregate of up to 568,966 shares subject to forfeiture to the extent that the underwriters' over-allotment is not exercised in full). As a result, our Sponsor paid approximately $0.0057 per founder share. Following the partial exercise of the underwriters' over-allotment option, 455,173 founder shares are no longer subject to forfeiture, and up to 113,793 founder shares remain subject to forfeiture to the extent that the underwriters' over-allotment option is not exercised in full. The description of the Securities Subscription Agreement for the Founder Shares is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.1 to the Registration Statement on Amendment No. 3 to Form S-1 filed by the Issuer with the SEC on March 13, 2026 (and is incorporated by reference herein as Exhibit 10.1).

Placement Units Purchase Agreement

On March 30, 2026, simultaneously with the consummation of the IPO, the Sponsor purchased 304,000 Placement Units pursuant to the Placement Units Purchase Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Placement Units Purchase Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer's initial business combination, subject to certain limited exceptions as described in the Insider Letter (as defined below). The description of the Placement Units Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 1, 2026 (and is incorporated by reference herein as Exhibit 10.2).

Letter Agreement

On March 26, 2026, in connection with the IPO, the Issuer, the Sponsor and certain other parties thereto entered into a letter agreement (the "Letter Agreement"). Pursuant to the Letter Agreement, the Sponsor and the Issuer's officers and directors agreed (A) to vote their founder shares, private shares and any public shares purchased in or after this offering (to the extent permitted under applicable securities laws and the limitations described in this prospectus) in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to the Issuer's amended and restated memorandum and articles of association that would stop the Issuer's public shareholders from converting or selling their shares to the Issuer in connection with a business combination or that would affect the substance or timing of the Issuer's redemption obligation to redeem all public shares if the Issuer cannot complete an initial business combination within 15 months of the closing of this offering (or up to 21 months from the closing of this offering if the Issuer extends the period of time to consummate a business combination by the full amount of time, as described in more detail in this prospectus), or such other periods as may be approved by the Issuer's shareholders by a special resolution in accordance with the Issuer's amended and restated memorandum and articles of association, unless the Issuer provides public shareholders an opportunity to redeem their public shares in conjunction with any such amendment, (C) not to redeem the founder shares (as well as any other shares acquired in or after this offering), into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer's proposed initial business combination (or sell any shares to the Issuer in any tender offer in connection with the Issuer's proposed initial business combination) or a vote to amend the provisions of the Issuer's amended and restated memorandum and articles of association relating to shareholders' rights or pre-business combination activity, and (D) that the founder shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. Subject to certain limited exceptions, the Issuer's initial shareholders have agreed not to transfer, assign or sell their founder shares until the earlier of (A) one year after the completion of the Issuer's initial business combination or (B) subsequent to the Issuer's initial business combination, (x) if the last sale price of the ordinary shares equal or exceed $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer's initial business combination, or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction after the completion of the Issuer's initial business combination that results in all of the Issuer's public shareholders having the right to exchange their ordinary shares for cash, securities or other property. With certain limited exceptions, the private placement units, private placement shares, private placement rights and the ordinary shares underlying such rights will not be transferable, assignable or salable by the Sponsor until 30 days after the completion of our initial business combination. The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on April 1, 2026 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On March 26, 2026, in connection with the IPO, the Issuer, the Sponsor and other security holders entered into a registration rights agreement with the Issuer, pursuant to which the Sponsor was granted certain demand and "piggyback" registration rights, which will be subject to customary conditions and limitations. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on April 1, 2026 (and is incorporated by reference herein as Exhibit 10.4).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Securities Subscription Agreement, dated as of November 24, 2025, as amended by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.1 to the Registration Statement on Amendment No. 3 to Form S-1 filed by the Issuer with the SEC on March 13, 2026).

Exhibit 10.2 - Placement Units Purchase Agreement, dated as of March 26, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 1, 2026).

Exhibit 10.3 - Letter Agreement, dated as of March 26, 2026, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 1, 2026).

Exhibit 10.4 - Registration Rights Agreement, dated as of March 26, 2026, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 1, 2026).

Exhibit - 99.1 Joint Filing Agreement, dated April 3, 2026, by and among the Reporting Persons.

## Signatures
- Future Wealth Capital Corp.: /s/ Siyu Li, Siyu Li, Director (04/03/2026)
- Architexon Limited.: /s/ Siyu Li, Siyu Li, Director (04/03/2026)
- Future Wealth SG Limited: /s/ Siyu Li, Siyu Li, Director (04/03/2026)
- Siyu Li: /s/ Siyu Li, Siyu Li (04/03/2026)